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                                                                    EXHIBIT 14.1

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                            NAM TAI ELECTRONICS, INC.
                       CODE OF BUSINESS CONDUCT AND ETHICS
                                FOR ALL EMPLOYEES

Nam Tai Electronics, Inc. (the "Company") is committed to conducting its business in compliance with the highest standards of ethical conduct and all applicable laws, rules and regulations, and in particular to full and accurate financial disclosure. This Code of Business Conduct and Ethics is applicable to all employees and members of the Board of Director (the "Board") of the Company. The Company will insist on full compliance with this Code of Business Conduct and Ethics.

-     COMPLIANCE WITH LAWS, RULES AND REGULATIONS

      All employees are required to comply with all applicable laws, rules and regulations including insider trading laws as stipulated in the Employee Selling / Buying Stock Guidelines that govern the conduct of the Company's business and to report any suspected violations in accordance with the section below entitled "Compliance with Code of Business Conduct and Ethics".

-     CONFLICTS OF INTEREST

      A conflict of interest occurs when an employee's private interests interfere in any way, or even appear to interfere, with the interests of the Company. All employees have the obligation to conduct the Company's business in an honest and ethical manner, including the ethical handling of actual or apparent conflicts of interest.

      Before making any investment, accepting any position or benefits, participating in any transaction or business arrangement, such as giving or receiving gifts or otherwise acting in a manner that creates or appears to create a conflict of interest, all employees must make full disclosure of all facts and circumstances to, and obtain the written approval of the

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      Nominating/Corporate Governance Committee ("CGC"), or if the CGC is not
      available within a reasonable period of time, the approval of the Audit Committee. No employee shall pay or offer to pay bribes or illicit payments to government officials or candidates, or other parties in order to obtain or retain business.

-     PROTECTION AND PROPER USE OF COMPANY ASSETS / COMPANY INFORMATION

      All employees shall protect the Company's assets and ensure their efficient use at all times during their employment with the Company. Theft of the Company's assets includes, but is not limited to, theft of confidential information, technical information, trade secrets, confidential operations, processes, know-how and design, and will lead to summary dismissal without compensation. All employees shall also take reasonable measures to otherwise safeguard and protect confidential Company assets.

      All employees shall protect and keep confidential all Company assets, whether written or non-written, and shall not for whatever reason during the employment and for a period of six months after employment disclose to any person, including friends and family members, firm or company or otherwise make use of such information. All employees shall fully indemnify the Company for all losses and damages to the Company and / or the Nam Tai Group of Companies arising from such employee's default of their confidentiality obligation.

-     DISCLOSURES

      It is Company's policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the United States Securities and Exchange Commission and the New York Stock Exchange, and in all other public communications made by the Company. All employees are required to abide by Company standards, policies and procedures designed to promote compliance with this policy.

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-     FAIR DEALING

      All employees are required to deal fairly with the company's customers, suppliers, competitors and employees, and should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair business practices.

-     COMPLIANCE WITH THE CODE OF BUSINESS CONDUCT AND ETHICS

      Violations of this Code of Business Conduct and Ethics may result in disciplinary action, up to and including discharge. The CGC or, in the absence of the CGC, the Audit Committee shall determine, or shall designate appropriate persons to determine, appropriate actions in response to violations of this Code of Business Conduct and Ethics.

      If an employee knows of or suspects a violation of applicable laws, rules or regulations or this Code of Business Conduct and Ethics, he/she must immediately report that information to the CGC, or in the absence of CGC, the Audit Committee. No one will be subject to retaliation because of a good faith report of a suspected violation.

-     WAIVERS OF THE CODE OF BUSINESS CONDUCT AND ETHICS

      If an employee would like to seek a waiver of the Code of Business Conduct and Ethics, he/she must make full disclosure of his/her particular circumstances to the CGC, or in the absence of CGC, the Audit Committee.

      All employees Grade 3 or above must signify their acknowledgment of this Code of Business Conduct and Ethics by signing and returning the attached "Acknowledgment Form" within 1 month from the approval date of this Code. All other employee will receive an electronic copy of this Code through email as notification.

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-     NO RIGHTS CREATED

      This Code of Business Conduct and Ethics is a statement of certain fundamental principles, policies and procedures that govern the Company's employees. It is not intended to and does not create any rights in any employee, customer, supplier, competitor, shareholder or any other person or any other person or entity.

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                               ACKNOWLEDGMENT FORM

I have received and read the Code of Business Conduct and Ethics for all employees, and I understand its contents. I agree to comply fully with the standards contained in the Code of Business Conduct and Ethics and the Company's related policies and procedures as well as applicable laws, rules and regulations. I understand that I have an obligation to report to the Corporate Governance Committee ("CGC"), or in the absence of CGC, to the Audit Committee, any suspected violations of the Code of Business Conduct and Ethics.

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